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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                 FORM 10-C
              REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                        INTERDEALER QUOTATION SYSTEM
                FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                            OR 15d-17 THEREUNDER

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                            AEP Industries Inc.
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               (Exact name of issuer as specified in charter)

          125 Phillips Avenue, South Hackensack, New Jersey, 07606
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                  (Address of principal executive offices)

 Issuer's telephone number, including area code:          (201) 641-6600


                 I. CHANGE IN NUMBER OF SHARES OUTSTANDING

 Indicate any change (increase or decrease) of five percent or more in number of shares outstanding:

 1.   Title of Security:   Common Stock, par value $.01 per share

 2.   Number of shares outstanding before the change:     5,877,025

 3.   Number of shares outstanding after the change:      4,794,025

 4.   Effective date of change:                           September 8, 1995

 5.   Method of change:   Specify method (such as merger, acquisition,
                          exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                     Acquisition of stock for treasury

 Give brief description of transaction: ISSUER TENDER OFFER


                        II. CHANGE IN NAME OF ISSUER

 1.   Name prior to change:

 2.   Name after change:

 3.   Effective date of charter amendment changing name:

 4. Date of shareholder approval of change, if required:




                                        /s/ Paul M. Feeney
  September 18, 1995            Executive Vice President - Finance
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         Date                    (Officer's signature and title)